SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
a Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 21, 2026

1.              DATE, TIME, AND PLACE: On January 21, 2026, at 10:00 a.m., at the offices of BRASKEM S.A. ("Braskem" or "Company"), located at Rua Lemos Monteiro, nº 120, 22nd floor, in the city of São Paulo, state of São Paulo, Zip Code 05501-050.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of the Company, with the attendance of all Board Members indicated below, whereby the Board Members Carlos Plachta, José Mauro M. Carneiro da Cunha e Mauricio Dantas Bezerra participated by Teams. Board Member Juliana Sá Vieira Baiardi was justifiably absent and was represented by Board Member Lucas Cive Barbosa. The Chief Executive Officer, Mr. Roberto Prisco Paraiso Ramos, the Vice-Presidents Felipe Jens and Geraldo Vilaça, and Ms. Lilian Porto Bruno, Ms. Clarisse Mello Machado Schlieckmann, Ms. Naiara Assad and Ms. Larissa Varella also were attending. The Chairman of the Board of Directors (“P-CA“) chaired the meeting, and Ms. Lilian Porto Bruno acted as Secretary

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.         RESOLUTION: After due analysis of the subject submitted for resolution, which the related materials were previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolution was taken:

(i)	PD.CA/BAK-01/2026 - Definition of delegation limits for the contracting of loans, financings, capital markets transactions and other financial transactions by Braskem’s Executive Board - After the previous analysis by the Finance and Investment Committee ("CFI"), which issued an opinion favorable to its approval, PD.CA/BAK-01/2026 was approved unanimously, approving, for fiscal year 2026 and until the first Ordinary Meeting of the Board of Directors that takes place in fiscal year 2027, (a) the limit for the Executive Board to enter into loans, finance leases, financings or capital markets transactions, in the country or abroad, without the need for specific approval from the Board of Directors for each operation, whenever applicable legislation or regulation does not require approval from the Board of Directors or the Shareholders’ Meeting, in the amounts, per operation, of up to US$ 250 million for operation denominated in foreign currency and up to R$ 1.0 billion for operation denominated in Brazilian Reais, always observing, when the respective contract is signed, the Company’s gross debt limit of US$ 10.3 billion, excluding the financings of Braskem Idesa and TQPM, as presented in the latest financial statements or quarterly information (ITR) disclosed to the market by the Company; (b) the engagement of guarantees with banks, insurance companies, and/or any third parties (including, but not limited to, letters of credit, counter-guarantee contracts and bank guarantees), in the country or abroad, without the need for specific approval from the Board of Directors, which result in the obligation to pay commissions in annual amounts of up to R$ 480 million per operation; (c) the contracting of derivative transactions, foreign exchange contracts and receivables discount operations, in the country or abroad, without the need for specific approval from the Board of Directors for each operation, whenever applicable legislation or regulation does not require approval from the Board of Directors or the Shareholders’ Meeting, in amounts, per operation, of up to US$ 250 million for operation denominated in foreign currency and up to R$ 1.0 billion for operation denominated in Brazilian Reais; provided that the loans, financings or capital markets operations entered into during fiscal year 2026 and until the first Ordinary Meeting of the Board of Directors to be held in fiscal year 2027, with amounts, per operation, exceeding US$ 40 million for operation denominated in foreign currency and R$ 160 million for operation denominated in Brazilian Reais, must be reported to the CFI, detailing the main terms and characteristics of such operations.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
a Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 21, 2026

3.2.         Subjects for Acknowledgement: Nothing to record.

3.3.         Subjects of Interest to the Company: Nothing to record.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed, and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, January 21, 2026.

Héctor Núñez	Lilian Porto Bruno
Chairman	Secretary

Carlos Plachta	Gesner José de Oliveira Filho

João Pinheiro Nogueira Batista	José Mauro M. Carneiro da Cunha

Juliana Sá Vieira Baiardi	Lucas Cive Barbosa
p.p. Lucas Cive Barbosa

Luiz Eduardo Valente Moreira	Mauricio Dantas Bezerra

Olavo Bentes David	Paulo Roberto Britto Guimarães

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.